Exhibit 99.1

Articles of Association

of the

Employee Welfare Savings Association of Silicon Motion, Inc.

(these “Articles”)

Article 1: Purpose

This Association (as defined below) is formed by members for the purpose of long-term savings and financial management. It is established as the Employee Welfare Savings Association of Silicon Motion, Inc. (hereinafter referred to as the “Company”), where members collectively oversee and manage the Company’s welfare savings funds entrusted to CTBC Bank Co., Ltd. (hereinafter referred to as the “Trustee”). The Association will hold the stock of Silicon Motion Technology Corporation (“SIMO”) for all members in a long-term manner using a dollar-cost averaging approach and will enable all members to share in the positive outcomes of the operational growth of SIMO. The aim is to accumulate personal wealth and retain talent in the Company.

Article 2: Name of Association

The name of this association is the Employee Welfare Savings Association of Silicon Motion, Inc. (hereinafter referred to as the “Association”).

Article 3: Address of Association

The Association’s address is located at the headquarters of the Company.

Article 4: Membership Eligibility

Membership in the Association is limited to regular salaried employees of the Company and its subsidiaries who have completed at least three months of continuous employment, but does not include fixed-term contract staff, part-time employees, or interns.

Article 5: Membership Application

1.	Individuals who meet the membership eligibility requirements outlined in the previous article may apply to join the Association. Membership is based on voluntary application.

2.

Any founder member (as determined by the Association in its discretion) must complete a founder member’s declaration. Except for founder members, all other applicants must complete a membership application form and submit it to the person serving as the representative of the Association (hereinafter referred to as the “Representative”). Membership is granted only after the application has been reviewed and approved by the Association.

3.

Membership applications should be submitted to the Representative between the 1st and 10th of each of June and December each year. Membership will become effective in the next month following approval. However, during the establishment phase of the Association, the initial public recruitment of members (including founder member) will not be subject to the aforementioned application period restrictions.

Article 6: Loss of Membership

1.

A member shall be considered to have automatically lost his/her membership in the event of death, retirement, resignation, layoff, dismissal, employment termination for any reason, unpaid leave of absence under Paragraph 6 of Article 7 of these Articles, no longer meeting the employee status for any other reason, being deemed to disqualify as settlor under the Trust Agreement (as defined below), or losing the membership status of the Association for any other reason.

2.	Members may not arbitrarily withdraw from the Association within three years of joining the Association unless one of the reasons specified in the previous paragraph applies.

3.	If a member wishes to withdraw from the Association for reasons other than those specified in the preceding paragraph, the member must follow the procedures outlined in Article 7.

Article 7: Application for Withdrawal from Membership and Unpaid Leave of Absence

1.

Employees who have been members for three years or more may apply to withdraw from the Association in writing to the Representative during the 1st to 10th of each of February, May, August, or November each year. If the 1st of the month falls within a blackout period, the application period will be extended to the 10th day following the end of the blackout period. Membership withdrawal will become effective in the month following approval.

2.

When a member who has withdrawn wishes to rejoin the Association and submits a new application for contribution, it must be handled in accordance with Paragraph 3 of Article 5; in addition, the membership service period shall be recalculated for those who re-apply for membership.

3.

Members who wish to withdraw must handle the process according to the terms of the “Employee Welfare Savings Agreement” entered into with the Company and the Association. If, pursuant to the terms of the Employee Welfare Savings Agreement, there is a need to pay a refund to the Company, the member fully understands and agrees to pay the amount of the refund (determined pursuant to Paragraph 4 of this Article 7), and authorizes the Representative to instruct the Trustee to dispose of the member’s trust property in the Trust Account (as defined below) in amounts equal to the amount of the refund, and the Trustee will remit the refund to the Company. If a member needs to transfer stocks due to special circumstances in order to complete the refund, he/she, after obtaining the Representative’s consent, may instruct the Trustee to cooperate handling the transfer. The Representative may implement the transfer in installments or other necessary methods to ensure prompt payment of the refund to the Company after the stock transfer.

4.

The calculation of the refund payable to the Company pursuant to the preceding paragraph will be calculated by the Company and forwarded to the Association in order for the Representative and the Trustee to process the refund pursuant to the preceding paragraph. Settlement of a refund will occur before the end of March, June, September, and December each year, with cash returned and distributed to the Company following the disposition of the withdrawing member’s trust property. The actual instruction date given by the Association or the Representative to the Trustee under the preceding paragraph (hereinafter referred to as the “Instruction Date”) will be the earlier date of the following dates: (1) the 10th of each of March, June, September, or December (or the preceding business day if it falls on a holiday), or (2 if the total number of members applying for withdrawal is 15 or more before the 1st of each of March, June, September, or December, the 5th day of following the end date of the blackout period of each of March, June, September, or December.

5.	If a member fails to complete the withdrawal application within 30 days from the loss of membership status, the Representative will handle the withdrawal application on such member’s behalf.

6.

Members acknowledge and agree that if they are taking unpaid leave of absence for six months or less, their Employee Contributions (as defined below) and Company Reward Contributions (as defined below) will cease as of the effective month of such unpaid leave and their membership service period will be paused. The contributions and membership service period accumulation will resume in the next month following the member’s return to work. If the unpaid leave of absence period exceeds six months, it will be considered a withdrawal from the Association. Additionally, if trust administration fees incurred during the trust period are not paid within the specified time, the Trustee will, based on the Association’s instructions, dispose of some stocks during a designated period to pay the trust administration fees.

7.	In unavoidable circumstances, members can only withdraw from the Association after submitting a withdrawal application to the Representative and approved by the Company’s General Manager.

Article 8: Trust Funds

1.

Employee Contributions: Employees are required to regularly contribute a specified amount of their post-tax monthly salary, as set out in the Employee Welfare Savings Agreement, as their personal contributions (in New Taiwan dollars (“NTD”)) of the trust funds to the “CTBC Bank Co., Ltd. Trust Property Account” (hereinafter referred to as the “Trust Account”).

2.

Company Reward Contributions: The Company will contribute a reward amount equal 50% of the Employee Contributions to the Trust Account, rounded down to the nearest NTD$1. If the amount is less than NTD$1, it will be rounded down to zero.

3.

Each year, members may adjust their monthly contributions amount twice. Applications to change the contributions amount must be submitted to the Representative between the 1st and 10th of each June and December of each year. Adjustments (including the corresponding Company Reward Contributions) will become effective in the following month after obtaining the Representative’s approval. Contribution amounts are adjusted in the unit of NTD$1.

4.

The Company Reward Contributions are considered non-recurring salary of the employees for the applicable year and will be listed as part of the employee’s salary income. However, Company Reward Contributions will not be included in the calculation basis of pension or severance pay payable upon retirement, resignation or dismissal in the future.

5.

Upon approval by the Representative, the Employee Contributions will be deducted from the employee’s post-tax salary on the monthly payroll date and transferred together with the Company Reward Contributions to the Trust Account as the trust funds. The Trustee shall use the trust fund within two weeks of the bank business day following the day when the trust funds are accounted for in the Trust Account, and the scope of use shall be limited to invest in the U.S. stock NASDAQ: SIMO. Any unused funds from the applicable contribution period will be retained in the Trust Account and added to the next contribution period’s trust funds for further investment pursuant to the preceding sentence. If the monthly payroll date falls on a national holiday or a non-banking business day, such monthly payroll date will be changed to the prior banking business day, and any necessary fees for the remittance will be fully borne by the Company.

Article 9: Trust Agreement

1.

Members authorize the Representative, on behalf of all members, to enter into the “Corporate Employee Welfare Savings Trust Agreement” (hereinafter referred to as the “Trust Agreement”) with the Trustee. The members of the Association will be the settlors and beneficiaries of the Trust Agreement, and all members are bound by the Trust Agreement.

2.	If a member loses his/her membership status pursuant to Article 6 or Article 7 of these Articles, their relationship with the Trustee under the Trust Agreement will be terminated simultaneously.

Article 10: Scope of Use

1.	The contributions specified in the previous article must be fully deposited into the Trust Account as trust funds and utilized and managed by the Trustee.

The Association has decided that the trust funds will be invested in the U.S. stock NASDAQ: SIMO, in compliance with the terms of the Trust Agreement.

2.

If stock dividends and cash dividends are distributed for the stocks held in the Trust Account, such dividends will be distributed to each member on a pro rata basis based on the member’s proportionate ownership of trust property held in the Trust Account. All stock dividends (including cash dividends) obtained from the distribution will be reinvested pursuant to Paragraph 1 of Article 10 for continued use and utilization and management, and will not be separately distributed and delivered to each member.

3.	In the event of capital increase in cash which will allow the existing shareholders to subscribe the shares, the Representative will instruct whether to exercise such subscription right.

4.

The expenses incurred from management of the Trust Account, such as trust administration fees, taxes, and other necessary costs, will be proportionately deducted from the trust property in the Trust Account by the Trustee.

Article 11: Trust Property

1.	The trust property shall be registered under the name of “CTBC Bank Co., Ltd. Trust Property Account” as stipulated in the Trust Agreement.

2.

The trust funds contributed according to the Trust Agreement are to be jointly used and managed with trust funds deposited by other settlors of the Trust Agreement. The property rights obtained from such joint use and management (including stocks and their trust income) shall also be jointly managed.

3.

The trust property held by the Association’s members in the Trust Account shall be based on the holdings stated on the trust property statement provided by the Trustee for the Trust Account, but actual withdrawal conditions must be handled in accordance with these Articles.

Article 12: Retrieval of Trust Property

1.

When a member loses membership status due to the circumstances specified in Paragraph 1 of Article 6, the Representative shall immediately notify the Trustee to handle the withdrawal process. The Representative shall return the member’s trust property in the Trust Account to such member according to the return method designated in these Articles. The return will be based on 100% of SIMO closing stock price on the day before the Asset Disposal Date. The “Asset Disposal Date” refers to the 5th banking business day following the Instruction Date. If shares cannot be disposed of at the price specified on the Asset Disposal Date, such Asset Disposal Date will be postponed to the next banking business day, and the new disposal price will be 100% of SIMO closing stock price on such postponed Asset Disposal Date. This process continues until the shares are fully disposed of.

2.	In the event of a member’s death, the proceeds will be received by the member’s legal heirs.

3.

If a member loses membership status for reasons other than those specified in Paragraph 1 of this Article, the withdrawal process shall be handled according to the terms of the “Employee Welfare Savings Agreement” entered into with the Company and the Association.

4.

Upon termination of the Trust Agreement, the Trustee shall complete the liquidation of the trust property and deliver the trust (settlement) report to the Representative, and the Trustee’s responsibility shall be deemed to have ended following such full liquidation.

Article 13: General Meeting of Members

1.

The Association’s decisions regarding the expiration or early termination of the Trust Agreement, the change of trustee and appointment of a new trustee, or the dissolution of the Association, shall be resolved by a general meeting of all members convened by the Representative. However, if it is difficult to convene a general meeting due to the large number of members, (i) the Representative may decide to appoint committee members as member representatives to convene a general meeting of members and exercise the powers of the general meeting; and (ii) the Representative may be authorized to conduct the matters due to the change of laws or by orders of the competent authority.

2.

Unless otherwise stipulated in these Articles, the quorum shall be more than two-thirds of the members present and the resolutions for the matters mentioned in the preceding paragraph shall be passed by the vote of more than half of the members present.

3.	Members who are unable to attend the general meeting may appoint other members to attend and exercise their voting rights on their behalf.

Article 14: Members of Committee

1.	The Association shall initially have three committee members, elected by the founder members or members of the Association.

2.	The Association shall have one Representative, elected by the committee members among themselves.

3.

The Representative shall represent the Association for all external matters. In the event that the Representative is temporarily unable to perform his/her duties due to special circumstances, he/she may appoint another committee member to act on his/her behalf.

4.

The term of office for both the Representative and the committee members is five years. Elections for committee members shall be held within one month before the end of such committee member’s term, and the Representative shall be elected within one month after the election of new committee members. Re-election is permitted.

5.

If the Representative loses membership or committee member status, or is unable (or deliberately unwilling) to continue performing their duties, the committee members shall elect a new Representative among themselves. The term of the new Representative shall be until the end of the original term of the previous Representative.

6.

If any committee member loses their membership in the Association, the Representative shall convene a general meeting to elect a new committee member. The term of the new committee member shall be until the end of the original term of the previous committee member.

7.	Both the Representative and committee members serve on a voluntary and unpaid basis.

Article 15: Committee

1.	The committee is composed of all committee members of the Association.

2.	The main duties of the committee are to elect the Representative and assist the Representative in handling all matters of the Association.

3.	Amendments to these Articles, agreements, or the Trust Agreement may be conducted by convening a committee meeting to discuss and agree on the revisions, subject to Paragraph 1 of Article 13.

4.	Two-thirds of the members shall constitute a quorum and actions must be approved by more than half of the committee members present at a meeting.

Article 16: Authority of the Association’s Representative

1.	All members of the Association agree to fully authorize the Representative to handle the followings and related matters:

(1)	Supervising the amendment or execution of the modification, rescission and termination of the Trust Agreement, except as set forth in Paragraph 1 of Article 13.

(2)	Supervising and managing the use and investment of the trust property under the Trust Agreement.

(3)	Handling changes to members’ personal information, correcting errors, or updating records.

(4)	Negotiating, agreeing on, and dealing with all matters related to the Trust Agreement.

(5)	Performing any actions, fulfilling any obligations, and exercising any rights that each member should or may perform under the Trust Agreement.

2.	The authority granted to the Representative as described above will not be revoked, modified, or restricted by any member until such member has withdrawn from the Association.

Article 17: Administrative Expenses

1.	All expenses related to the handling of the Association’s affairs shall be borne by the members of the Association pursuant to Paragraph 4 of Article 10.

Article 18: Survival of Association

1.	The Association may not be dissolved except as required by law or upon a resolution passed by the general meeting of members.

2.	Upon dissolution of the Association, the Trust Agreement shall also be terminated. In the event of dissolution, the handling of trust property shall be conducted in accordance with Article 12.

These Articles was promulgated and implemented after being approved by a vote of all founder members at the inaugural meeting of the Association on September 5, 2024.

Employee Welfare Savings Association of Silicon Motion, Inc.

DATE: September 5, 2024